Exhibit 10.44
PERSONAL AND CONFIDENTIAL
December 6, 2012
Gregg A. Bolt
541 E. Erie Street, Unit 503
Milwaukee, WI 53202

Dear Gregg:

I am pleased to provide for your consideration this letter offering employment to be Tenneco's new Senior Vice President, Global Administration. I am confident that you will be a valuable addition to the Company's senior leadership team.
For purposes of this offer, your first day of work at the Company will be February 1, 2013. The key terms of Tenneco's offer of employment are described below.
Outline of Employment Offer

1.	Position: Your position will be Senior Vice President, Global Administration of Tenneco Inc., reporting directly to the Chairman & Chief Executive Officer.

2.
Base Salary: Your initial base salary will be $458,000 per year ($38,167 per month) less taxes and withholding. paid in accordance with Tenneco's normal payroll practices. Each year, your base salary will be reviewed and, in turn, may be adjusted and approved by the Compensation, Nominating and Governance Committee of Tenneco lnc.'s Board of Directors (the "CNG Committee").

3.
Annual Incentive Compensation: You will be eligible to participate in Tenneco's executive annual incentive plan in a manner consistent with other Tenneco executives in the E7 grade. The terms of the annual incentive plan are set forth in the Tenneco Value Added Incentive Compensation Plan ("TAVA Plan"). Your initial target bonus opportunity for the 2013 calendar year performance period under the TAVA Plan will be 70% of your base salary (or

$320,600 based on the offered salary, pro-rated to the date that your employment commences with the Company). The payment of an annual incentive to you is subject to achievement of pre-defined performance goals for the Company, the approval by the CNG Committee, as well as the terms of the TAVA Plan (or successor plan).

4.
Long-term Incentive Compensation: You will be eligible to participate in Tenneco's long-term incentive plan in a manner consistent with other Tenneco executives in the E7 grade. The terms of the long-term incentive plan are set forth in the Tenneco Long-Term Incentive Plan, as amended ("LTIP"). Under the LTIP, you will be eligible to receive annual awards of stock options, restricted stock, and long-term performance units (LTPUs), or potentially other stock-based awards. Each year, the CNG Committee will determine and approve the mix of long-term incentive awards that will be granted to you and the aggregate target value of these awards. The aggregate target value of your long-term incentive award for calendar year 2013 is currently projected to be $715,000. The final award size, performance conditions and other terms of this award will be approved by the CNG Committee in January 2013, at the same time the terms of these awards are established for other executives at the Company. Subject to approval by the CNG Committee, you will also be entitled to receive pro-rated awards for the 2011-2013 and 2012-2014 performance periods. Grants made to you under the LTIP are subject to the terms and conditions of the LTIP (or any successor plan) and any applicable award agreements.

5.
Health, Welfare and Retirement Benefits: You will be eligible to participate in Tenneco's broad-based health, welfare and defined contribution retirement plans in a manner consistent with other Tenneco executives in the E7 grade. Please refer to benefit plan documents for specific terms and eligibility. The Company reserves the right to change these benefit programs and any of our other benefit programs.

6.
Vacation and holiday paid time off. You will be entitled to three weeks of paid vacation per year in accordance with the provisions of the Company's vacation policy, including usage, carryover and payment for unused vacation. In addition, the Company is typically closed during the week between the Christmas and New Year's Day holidays. You will also be eligible for paid holidays and personal floating holidays in accordance with the Company's policies.

7.
Severance Protection. You will be eligible to participate in the Company's following severance arrangements in a manner consistent with other Tenneco executives in the E7 grade: (i) the Tenneco Severance Benefit Plan ("Severance Plan") and (ii) the Tenneco Change of Control Severance Benefits Plan for Key Executives (“CIC Plan").

8. Employment at Will. This offer does not constitute a contract of employment for any specific period of time, but will create an employment at-will relationship that may be terminated at any time by you or the Company, with or without cause.

9.
Standard Employee Confidentiality Agreement. Attached is the form of the Company's standard Confidentiality Agreement which you would be required to sign when your employment with the Company commences. We will also provide you documents for you to sign to allow us to do a standard background check.

Replacement of Forfeited Equity Grants and Benefits
As a result of your forfeiture of certain unvested equity grants and other compensation at your current employer that will occur with your termination of employment, Tenneco will grant you a make-up equity award ("Make-Up Grant," as described below). The Make-Up Grant will consist of Tenneco restricted shares. Subject to the discretion of the CNG Committee, the award will be made in one or more grants over the first one or two years of your employment. The timing and size of the award(s) would be based on the Company's ability to grant shares relative to internal equity constraints, if any, for compensation levels and equity awards to other senior executives within the same year. Subject to approval by the CNG Committee, (i) the first grant will be awarded as soon as practicable upon the start of your employment in 2013 and (ii) the second grant, if needed, would be made one year later in 2014 and would be dependent on your continued employment with Tenneco as of the date of the grant and acceptable performance during the first year of your performance.

For purposes of determining the size of the Make-Up Grant, the value will be based on: 1) the value of your unvested Quad Graphics restricted stock awards that will be forfeited upon termination, plus 2) the "spread" value of in-the-money stock options that will be forfeited upon termination along with an additional +20% premium added to the total calculated value of the in the-money stock options, using a 45-trading day average slack price of Quad Graphics common stock as of your employment date. The total value of the Make-Up Grant also will include the replacement of approximately $10,000 in unvested retirement benefits that you will forfeit upon termination from your current employer.

The number of shares of Tenneco restricted stock that will be granted to you will be based on the 45-trading day average share price of Tenneco common stock determined as of each applicable grant date. The Make-up Grant will be substantially in the form currently used by the Company and filed with the Securities and Exchange Commission for restricted stock grants, including with respect to vesting and the payment of dividends on any restricted shares.

***
Gregg, we look forward to you joining Tenneco and are excited for you to contribute and share in its future success. Please contact me to acknowledge your acceptance or with any other questions or concerns.

Sincerely,
Tenneco Inc

By: /s/	Gregg M. Sherrill
Name:	Gregg M. Sherrill
Title:	Chairman and Chief Executive Officer

I have read, understood and accept this offer of employment at Tenneco Inc.

By: /s/	Gregg A. Bolt
Print Name:	Gregg A. Bolt